UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2013

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number 333-100078

A.        Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNITED SECURITY BANK 401K CASH or DEFERRED STOCK OWNERSHIP PLAN

B.         Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Security Bank
2126 Inyo Street
Fresno, California, 93721

United Security Bank 401K Cash or Deferred Stock Ownership Plan

Financial Statements and Supplemental Schedule

December 31, 2013 and 2012
with Report of Independent Registered Public Accounting Firm

Form 11-K

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statements of net assets available for benefits of United Security Bank 401K Cash or Deferred Stock Ownership Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in its net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The Schedule H, line 4(i)-Schedule of Assets (Held at End of Year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Moss Adams LLP
Santa Clara, CA
June 27, 2014

United Security Bank
401K Cash or Deferred Stock Ownership Plan
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012
	2013	2012

ASSETS
Cash	$—	$—
Investments:
Participant directed investments (at fair value)	5,119,594	3,412,441
Notes receivable from participants	89,118	58,460
Participant contributions receivable	14,209	16,451
Employer contributions receivable	244,816	227,605

NET ASSETS AVAILABLE FOR BENEFITS	$5,467,737	$3,714,957

See notes to financial statements

United Security Bank
401K Cash or Deferred Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2013

CHANGES IN NET ASSETS ATTRIBUTED TO:

Net appreciation in common stock of United Security Bank	$1,103,016
Net appreciation in fair value of other investments	630,722
Interest	3,445
Participant contributions	434,120
Employer contributions	244,816
Benefits paid to participants	(663,339)
Administrative expenses	—
NET CHANGE	1,752,780

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	$3,714,957

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$5,467,737

See notes to financial statements

United Security Bank
401K Cash or Deferred Stock Ownership Plan
Notes to Financial Statements
December 31, 2013 and 2012

NOTE 1 – DESCRIPTION OF PLAN
The following brief description of the United Security Bank 401K Cash or Deferred Stock Ownership Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The primary purpose of the United Security Bank 401K Cash or Deferred Stock Ownership Plan (the “Plan”) is to provide employees of United Security Bank (the “Company”) the opportunity to accumulate funds for their retirement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Eligibility
The Plan is a defined contribution plan covering all regular part-time or full-time employees of the Company. Employees may participate in the voluntary salary deferral feature of the Plan after completing three (3) months of service. Employees will be eligible to receive employer Safe Harbor contributions after completing three (3) months of eligible service. To be eligible for Discretionary matching contributions employees must attain age 21 and must complete one (1) year of service. The Board of Directors may elect to make discretionary match contributions in place of Safe Harbor contributions. Enrollment periods are on the first day of the calendar month following the time an employee has met the eligibility criteria specified above.
Administration
The Plan is administered by the Company. Administrative expenses are mostly paid by the Company, except for expenses incurred at the participant level which are charged against the participant’s individual accounts.
Participant accounts
Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions, and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Employee contributions
Participants may contribute to the Plan a percentage or a specific dollar amount of their annual wages, not to exceed certain dollar limitations determined annually by the Internal Revenue Service. Deferrals to the Plan may be made as normal 401(k) contributions or on an after-tax-basis as Roth contributions. The sum of regular pre-tax 401(k) and Roth contributions may not exceed the annual limit allowed on regular 401(k) contributions. Participants may elect to change their election to contribute to the Plan on the dates established pursuant to the Plan Administrator procedures. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.
Employer contributions
The Safe Harbor Match Contribution made by the Company equals one hundred percent (100%) of the first four percent (4%) of an employees eligible contributions made during the year. In addition, the Company may make a discretionary contribution, annually, at the discretion of the Board of Directors, which is allocated in proportion to participants’ eligible compensation to the total compensation of all eligible participants for the Plan year. Eligible compensation includes employee contributions to the Plan and to the Company Cafeteria Plan. To be eligible for the discretionary contribution, a participant must complete at least 1,000 hours of service during the Plan year and be employed by the Company on the last day of the Plan year. Employer contributions are made in cash and re-invested in various plan investments at the direction of the participant. The employer made safe harbor contributions of $244,816 for the plan year ended December 31, 2013.
Vesting
When a participant terminates employment with the Company, they are entitled to the vested portion of each of their accounts. Participants are always 100% vested in the amounts they contributed to the plan, including any rollover contribution and Safe Harbor Match contribution (see amendments below).

Notes receivable from participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years, except that a loan used to acquire a principal residence may be repaid over a reasonable time commensurate with the repayment period similar to commercial loans. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest are paid through payroll deductions. Loan expenses are deducted from the gross loan amount upon distribution to the employee. As of December 31, 2013, the rates of interest on outstanding loans ranged from 4.25% to 7.00% with maturities through June 2028.

Forfeitures
Forfeitures are the non-vested portion of a participant’s account that is lost upon termination of employment. These forfeitures represent amounts for employees that terminated employment with the Company prior to January, 1 2012, when the Plan vesting was changed to 100% immediate vesting. Forfeitures are retained in the Plan and may be used to offset Plan expenses or reduce future employer contributions. For the year ended December 31, 2013, non-vested forfeitures totaling $1,837 were used to offset employer contributions.

Distributions & Loans
Upon termination of service, the participant may elect to receive benefits equal to the vested value of his or her account in one lump-sum payment or transfer/rollover the vested value to another qualified investment plan. The Plan allows in-service distributions for participants that have reached Normal Retirement Age as defined in the Plan, but are still working for the Company. The Plan allows hardship withdrawals. Any Safe Harbor Match account balance is excluded from a hardship withdrawal eligibility.
Plan termination
Although termination of the Plan is not presently contemplated, the Company does have the right to terminate the Plan at any time. In the event of termination, participants are 100% vested in the aggregate value of their respective accounts.
Plan Amendments
The Plan was amended effective January 1, 2012. In that amendment, eligibility for Employee 401(k) Deferral contributions changed from 0 months to 3 months from date of hire and Safe Harbor Matching contribution provisions were implemented. Under the amendment, employees became immediately 100% vested under the Safe Harbor Matching amounts from the Company which equal 100% of the elective contributions of the employee to the extent that such elective contributions do not exceed four percent (4%) of the employee’s eligible compensation. Also, in that January 1, 2012 amendment, existing Matching Contribution and Discretionary Contribution accounts became 100% vested, and future discretionary contributions are immediately 100% vested.

NOTE 2 – ACCOUNTING POLICIES
Basis of accounting
The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America, using the accrual basis of accounting.
Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment valuation
Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Income recognition

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The net appreciation/depreciation in fair value of investments consists of both the realized gains or losses and unrealized appreciation and depreciation of those investments.

Concentration of credit risk
The Plan is subject to concentrations of credit risk with respect to common stock of United Security Bancshares stock held by the Plan. At December 31, 2013, approximately 50% of the Plan assets are invested in United Security Bancshares stock, which is publicly traded on the NASDAQ stock exchange. United Security Bancshares stock, adjusted for stock dividends, traded at a high closing price of $5.47 per share and a low closing price of $2.51 per share during 2013. Company performance and other environmental factors impact the market value of this investment on a daily basis.
Payment of benefits
Benefits are recorded when paid. The Plan accounts for benefits due to participants who have terminated employment with the Company as a component of net assets available for benefits until such amounts have been paid.
Subsequent Events
Subsequent events are events or transactions that occur after the statement of net assets available for benefits date but before financial statements are issued. The Plan recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of net assets available for benefits, including the estimates inherent in the process of preparing the financial statements. The Plan’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of net assets available for benefits but arose after the statement of net assets available for benefits date and before financial statements are issued.

NOTE 3 – FAIR VALUE MEASUREMENTS
Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2
Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.
Registered investment companies (Mutual funds): Shares of registered investment company funds (or mutual funds) are valued at the net asset value (NAV) of shares held by the Plan and are valued at the closing price reported on the active market on which the individual securities are traded. Accordingly, mutual funds are classified within Level 1 of the valuation hierarchy.
Common stock of United Security Bancshares and other common stock: Common stock is valued at quoted market prices. Accordingly, investments in common stock are classified within Level 1 of the valuation hierarchy.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013 and 2012.

Assets at Fair Value as of December 31, 2013

	Level 1	Level 2	Level 3	Total
Self directed Money Market	$16,308	—	—	$16,308
Self-directed Common Stock	53,390	—	—	53,390
Common stock of United Security Bank	2,612,451	—	—	2,612,451
Investment program accounts:
Blend Funds	1,277,939	—	—	1,277,939
Growth Funds	328,282	—	—	328,282
Value Funds	207,887	—	—	207,887
Bonds	328,872	—	—	328,872
Exchange Traded Funds (ETFs)	4,645			4,645
Money Market Mutual Funds	289,820	—	—	289,820
Total assets at fair value	$5,119,594	—	—	$5,119,594

Assets at Fair Value as of December 31, 2012

	Level 1	Level 2	Level 3	Total
Self directed Money Market	$18,873	—	—	$18,873
Self-directed Common Stock	25,644	—	—	25,644
Common stock of United Security Bank	1,509,435	—	—	1,509,435
Investment program accounts:
Blend Funds	1,117,589	—	—	1,117,589
Growth Funds	301,155	—	—	301,155
Value Funds	167,766	—	—	167,766
Bonds	229,732	—	—	229,732
Money Market Mutual Funds	42,247	—	—	42,247
Total assets at fair value	$3,412,441	—	—	$3,412,441

NOTE 4 – INVESTMENTS
At December 31, 2013, a substantial amount of the Plan’s assets were invested in the common stock of the Company and are held by TD Ameritrade. The remaining portion of the Plan’s assets are held in the form of cash, money market mutual funds and self-directed brokerage accounts at Plan’s Trustee, Nationwide Trust Company (NTC), or at TD Ameritrade.
The Plan’s investments include 530,986 allocated shares of Company stock at December 31, 2013. The Company common stock is valued at the quoted market price of $4.92 per share.
The Plan’s investments include 589,623 allocated shares of Company stock at December 31, 2012. The Company common stock is valued at the quoted market price of $2.56 per share.
The following investments represent 5% or more of the Plan’s net assets available for benefits.

December 31, 2013
United Security Bank common stock	$2,612,451
Nationwide Bank FDIC Insured Account	288,025

December 31, 2012
United Security Bank common stock	$1,509,435
Vanguard Target Retirement 2020	290,126

NOTE 5 – TAX STATUS
The Plan obtained its latest determination letter dated November 20, 2012, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. As a result of the favorable determination received from the Internal Revenue Service, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 6 – RELATED PARTY TRANSACTIONS
The Plan’s assets are held by Nationwide Trust Company and TD Ameritrade. Some of the Plan assets are invested in funds managed by NTC. NTC also provides record keeping and investment services to the Plan. Plan assets held at TD Ameritrade include investments in the Company’s stock and other self-directed investments.
Company contributions are managed by NTC, which invests cash received, interest and dividend income and makes distributions to participants.
NTC expenses incurred at the participant level are absorbed by the Plan and allocated among the related participant’s accounts. The independent auditors’ fees are paid directly by the Company.
Jeff Finley, Pillar Financial, is the Plan Financial Advisor.

NOTE 7 – RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

United Security Bank
401K Cash or Deferred Stock Ownership Plan

SCHEDULE H, LINE 4i
Schedule of Assets (Held at End of Year)
Employer Identification Number 77-0103429
Plan Number 002

December 31, 2013

	(b)	(c)	(d)	(e)
(a)	Identity of issuer, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

*	United Security Bank	530,986 shares of common stock		2,612,451

	Other various self-directed Common Stock	2,304 shares		53,390

*	Nationwide Trust Company	Self directed money market		16,308

	Nationwide Trust Company - Blend Funds:
	DFA Emerging Markets Core Equity I	1872.226 shares		36,434
	JPMorgan Mid Cap Value Inst	1.1771 shares		41
	JPMorgan Small Cap Value Select	1370.3721 shares		38,823
	Vanguard 500 Index Signal	204.3453 shares		28,755
	Vanguard Health Care Inv	207.9469 shares		38,919
	Vanguard Precious Metals & Mining	152.7989 shares		1,580
	Vanguard Reit Index Signal	85.6826 shares		2,095
	Vanguard Small Cap Growth Index Inv	508.7917 shares		17,487
	Vanguard Target Retirement 2010	1244.3879 shares		31,856
	Vanguard Target Retirement 2015	649.9046 shares		9,599
	Vanguard Target Retirement 2020	7793.6493 shares		211,286
	Vanguard Target Retirement 2025	7412.9321 shares		116,754
	Vanguard Target Retirement 2030	1901.7446 shares		52,564
	Vanguard Target Retirement 2035	4699.4504 shares		79,797
	Vanguard Target Retirement 2040	3799.2869 shares		107,596
	Vanguard Target Retirement 2045	7241.5941 shares		128,611
	Vanguard Target Retirement 2050	1566.8195 shares		44,169
	Vanguard Target Retirement 2055	306.5345 shares		9,303
	Vanguard Target Retirement 2060	1263.3414 shares		33,794
	Vanguard Target Retirement Income	13107.5432 shares		163,844
	Vanguard Total Stock Market Index Signal	2765.9068 shares		124,632
	Total			1,277,939

	Nationwide Trust Company - Growth Funds:
	DFA Global Real Estate	5376.5371 shares		47,529
	Fidelity Advisor Real Estate	1.6929 shares		33
	Harbor International Inst	818.1387 shares		58,096

	Legg Mason Clearbridge Smallcap Growth	1442.1529 shares	42,745
	MFS Research R4	2016.837 shares	73,897
	Oppenheimer Global Y	702.8997 shares	55,410
	Principal Large Cap Growth Inst	4657.0285 shares	50,529
	Principal Mid Cap Growth Inst	2.8235 shares	21
	T. Rowe Price New Horizons	0.4975 shares	23
	Total		328,283

	Nationwide Trust Company - Value Funds:
	American Beacon International Equity Inst	3881.5327 shares	78,950
	American Funds Am Hi Income Tr R6	3.1065 shares	35
	Invesco Growth and Income Y	2583.4016 shares	69,829
	Principal Equity Income Inst	2055.4052 shares	49,782
	Vanguard Select Value Investment	329.4242 shares	9,290
	Total		207,886

	Nationwide Trust Company - Bonds:
	American Century Inflation Adjusted Bond Inst	3.3487 shares	39
	American Century Short Duration Inflation Protected Bond	3942.2024 shares	40,762
	American Funds Capital World Bond R6	2096.1313 shares	42,153
	Federal Total Return Bond Inst	4619.5613 shares	50,308
	Legg Mason Western Asset Inflation Indexed Bond Inst	6.2124 shares	69
	Pimco Real Return Inst	6203.0023 shares	68,047
	Prudential Hi Yield Z	7537.6132 shares	43,266
	Prudential Total Return Bond Z	6026.2366 shares	84,187
	Vanguard Short-term Investment-grade Inv	0.7916 shares	8
	Vanguard Total Bond Market Index Signal	3.1278 shares	33
	Total		328,872

	Nationwide Trust Company - Exchange Traded Funds:
	SPDR Gold Trust Gold Shares	40.000 shares	4,645
			4,645
	Nationwide Trust Company - Money Market Funds:
	Dreyfus Inst Preferred Money Market Premium	1826.9531 shares	1,795
*	Nationwide Bank FDIC Insured Account	286155.0373 shares	288,025
			289,820

*	Notes Receivable from Participants	4.25% - 7.00% rate	87,781
		Maturities through June 2028

			$5,207,375
(d) Investments are participant directed; therefore, cost information is not required.
* Indicates party-in-interest to the Plan

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Security Bank 401K Cash or Deferred Ownership Plan

June 27, 2014

By: /s/ Richard B. Shupe
Senior Vice President
and Chief Financial Officer of United Security Bank

EXHIBIT INDEX

EXHIBIT
NUMBER	EXHIBIT

23.1	Consent of Moss Adams LLP